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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*
                                   SIRVA, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    82967Y104
                                 (CUSIP Number)

                                December 1, 2003
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                [ ]  Rule 13d-1(b)

                [ ]  Rule 13d-1(c)

                [X]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 pages
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CUSIP No.: 82967Y104                                        Page 2 of 7 pages




1.       Name Of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Exel plc
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)________________________________________________________________

             (b)________________________________________________________________
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization  United Kingdom
--------------------------------------------------------------------------------
Number of         5. Sole Voting Power           0
Shares Bene-      --------------------------------------------------------------
ficially by       6. Shared Voting Power         9,075,777
Owned by Each     --------------------------------------------------------------
Reporting         7. Sole Dispositive Power      0
Person With       --------------------------------------------------------------
                  8. Shared Dispositive Power    9,075,777
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person  9,075,777
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)       12.4%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)   HC
--------------------------------------------------------------------------------
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CUSIP No.: 82967Y104                                        Page 3 of 7 pages




1.       Name Of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Exel International Holdings (Netherlands 2) B.V.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)________________________________________________________________

             (b)________________________________________________________________
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization  The Netherlands
--------------------------------------------------------------------------------
Number of         5. Sole Voting Power           0
Shares Bene-      --------------------------------------------------------------
ficially by       6. Shared Voting Power         9,075,777
Owned by Each     --------------------------------------------------------------
Reporting         7. Sole Dispositive Power      0
Person With       --------------------------------------------------------------
                  8. Shared Dispositive Power    9,075,777
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person  9,075,777
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)       12.4%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)   CO
--------------------------------------------------------------------------------
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CUSIP No.: 82967Y104                                        Page 4 of 7 pages


ITEM 1(A).    NAME OF ISSUER:

              SIRVA, Inc.


ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              700 Oakmont Lane, Westmont, Illinois 60559


ITEM 2(A).    NAME OF PERSON FILING:

              (i) Exel plc

              (ii) Exel International Holdings (Netherlands 2) B.V.


ITEM 2(B).    ADDRESS OF  PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              With respect to reporting person (i):

                   Ocean House, The Ring
                   Bracknell
                   Berkshire, United Kingdom

              With respect to reporting person (ii):

                   Huygensweg 10
                   5460 AC
                   Veghel, The Netherlands


ITEM 2(C).    CITIZENSHIP:

              With respect to reporting person (i):
                   United Kingdom

              With respect to reporting person (ii):
                   The Netherlands

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $0.01 per share


ITEM 2(E).    CUSIP NUMBER:

              82967Y104

ITEM 3.       TYPE OF FILING PERSON:

              Not applicable.
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CUSIP No.: 82967Y104                                        Page 5 of 7 pages


ITEM 4.       OWNERSHIP:

              (a) Amount beneficially owned: With respect to reporting persons
                  (i) and (ii): 9,075,777 (See Note 1)


                  Note 1:

                       Exel International Holdings (Netherlands 2) B.V. ("Holdings") is a direct wholly-owned subsidiary of Exel International Holdings (Netherlands 1) B.V., which is a direct wholly-owned subsidiary of Realcause Ltd., which is a direct wholly-owned subsidiary of Exel International Holdings Ltd., which is a direct wholly-owned subsidiary of Exel Investments Ltd., which is a direct wholly-owned subsidiary of Exel plc ("Exel"). Holdings is the record owner of 6,302,661 outstanding shares of Common Stock ("Common Stock"), par value $0.01 per share, of SIRVA, Inc. (the "Company") and may be deemed to be the owner of 2,773,116 additional shares of Common Stock that are issuable upon exercise of a Common Stock Purchase Warrant No. 1 (the "Warrant") owned of record by Holdings. The Warrant is currently exercisable. The Warrant exercise price is $12.62 per share of Common Stock.

                       Exel does not own directly any shares of Common Stock of the Company. Exel may be deemed to have an indirect beneficial ownership interest in the 6,302,661 outstanding shares of Common Stock owned of record by Holdings and in the 2,773,116 additional shares of Common Stock issuable upon exercise of the Warrant. This statement shall not be an admission that the reporting person is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934 or for any other purpose.

              (b) Percent of class:  12.4% (See Note 2)


                  Note 2:

                       The shares of Common Stock owned of record by Holdings (including the 2,773,116 shares issuable upon exercise of the Warrant) constitute 12.4% of the outstanding shares of Common Stock, based upon a total of 73,213,483 shares of Common Stock (including the 2,773,116 shares issuable upon exercise of the Warrant), reported to be outstanding by the Company upon consummation of the Company's initial public offering, completed December 1, 2003, as stated by the Company in its Prospectus, dated November 24, 2003, and filed with the Securities and Exchange Commission ("SEC") pursuant to Rule 424(b)(4) of the Securities Act of 1933 (the "Securities Act") on November 25, 2003.

                       The shares of Common Stock as to which Exel may be deemed to have an indirect beneficial ownership interest (including the 2,773,116 shares issuable upon exercise of the Warrant) constitute 12.4% of the shares of Common Stock of the Company, based upon a total of 73,213,483 shares of Common Stock (including the 2,773,116 shares issuable upon exercise of the Warrant), reported to be outstanding by the Company upon consummation of the Company's initial public offering completed December 1, 2003, as stated by the Company in its Prospectus, dated November 24, 2003, and filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act on November 25, 2003.

              (c) Number of shares as to which the person has:

                  (i)    Sole power to vote or to direct the vote:
                         With respect to reporting persons (i) and (ii): 0

                  (ii)   Shared power to vote or to direct the vote:
                         With respect to reporting persons (i) and (ii):
                         9,075,777

                  (iii)  Sole power to dispose or to direct the disposition of:
                         With respect to reporting persons (i) and (ii): 0

                  (iv) Shared power to dispose or to direct the disposition of: With respect to reporting persons (i) and (ii):
                         9,075,777
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CUSIP No.: 82967Y104                                        Page 6 of 7 pages


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

Not applicable.


ITEM 10.      CERTIFICATIONS:

Not applicable.
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CUSIP No.: 82967Y104                                        Page 7 of 7 pages

                         SIGNATURE AND POWER OF ATTORNEY

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        EXEL PLC
                                        Date: February 13, 2004.

                                        Signature: /s/ Douglas George Evans
                                                   ------------------------
                                        Name: Douglas George Evans
                                        Title: Secretary

                                        EXEL INTERNATIONAL HOLDINGS
                                        (NETHERLANDS 2) B.V.
                                        Date: February 13, 2004.

                                        Signature: /s/ Douglas George Evans
                                                   ------------------------
                                        Name: Douglas George Evans by Power of
                                              Attorney

                                        KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Douglas George Evans and John Bernard Coghlan his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Schedule 13G on behalf of Exel International Holdings (Netherlands 2) B.V. and any and all amendments to the Schedule 13G, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                        EXEL INTERNATIONAL HOLDINGS
                                        (NETHERLANDS 2) B.V.
                                        Date: February 13, 2004.

                                        Signature: /s/ Ian Degnan
                                                   ------------------------
                                        Name: Ian Degnan
                                        Title: Director

                                                                      EXHIBIT A
                             JOINT FILING AGREEMENT

         THIS JOINT FILING AGREEMENT is made as of this 13th day of February, 2004 by and among the undersigned parties.

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the shares of the Common Stock, par value $0.01 per share, of SIRVA, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

         IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

                                        EXEL PLC.

                                        Signature: /s/ Douglas George Evans
                                                   ------------------------
                                        Name: Douglas George Evans
                                        Title: Secretary

                                        EXEL INTERNATIONAL HOLDINGS
                                        (NETHERLANDS 2) B.V.

                                        Signature: /s/ Douglas George Evans
                                                   ------------------------
                                        Name: Douglas George Evans by Power of
                                              Attorney